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                               GOMEZ, INC.
                           55 OLD BEDFORD ROAD
                            LINCOLN, MA 01773

                                            October 19, 2000

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549


       Re: Gomez, Inc. (formerly, Gomez Advisors, Inc.)
           Registration Statement on Form S-1 (Registration No. 333-35182)

Dear Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Gomez, Inc. (formerly, Gomez Advisors, Inc.) (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-35182), together with all exhibits and amendments thereto (the "Registration Statement"). The Registrant is requesting such withdrawal because of unfavorable market conditions that would adversely affect the offering of the shares of common stock, par value $0.0001 per share, covered by the Registration Statement. No securities were sold or will be sold under the Registration Statement.

     The Registrant further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the above-captioned Registration Statement in the following manner:
"Withdrawn upon the request of the Registrant, the Commission consenting thereto."

     Please address any questions you may have to Lewis J. Geffen, Esquire, at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111, telephone number (617) 542-6000, facsimile number (617) 542-2241.

     Thank you for your assistance with this matter.

                                                  GOMEZ, INC.


                                                  By: /s/ Frederic G. Hammond
                                                      ------------------------
                                                      Frederic G. Hammond
                                                      Vice President, Business
                                                      Affairs and General
                                                      Counsel


cc:   Lewis J. Geffen, Esquire
        MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.
      Richard Vilsoet, Esquire
        SHEARMAN & STERLING